Exhibit 99.1

POSTMEDIA NETWORK INC.

NOTICE OF MEETING OF FIRST LIEN NOTEHOLDERS

TO HOLDERS OF THE 8.25% SENIOR SECURED NOTES DUE AUGUST 16, 2017 OF POSTMEDIA NETWORK INC. (the “First Lien Notes”):

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (the “Court”) dated August 5, 2016, a meeting (the “First Lien Noteholders’ Meeting”) of the registered holders of the First Lien Notes (the “First Lien Noteholders”) of Postmedia Network Inc. will be held at Goodmans LLP, 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7, on the 7th day of September, 2016, at 9:00 a.m. (Toronto time) for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, a resolution (the “First Lien Noteholders’ Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

2.	to transact such other business as may properly come before the First Lien Noteholders’ Meeting or any adjournment thereof.

The record date (the “Record Date”) for entitlement to notice of the First Lien Noteholders’ Meeting has been set by the Court, subject to any further order of the Court, as August 5, 2016. At the First Lien Noteholders’ Meeting, each First Lien Noteholder as of the Record Date will have one vote for each C$1,000 of principal amount of First Lien Notes owned by such First Lien Noteholder at the Record Date.

Subject to any further order of the Court, the Court has set the quorum for the First Lien Noteholders’ Meeting as the presence, in person or by proxy, of two or more persons entitled to vote at the First Lien Noteholders’ Meeting.

A First Lien Noteholder may attend the First Lien Noteholders’ Meeting in person or may appoint another person as proxyholder. The voting information form to be delivered by the trustee of the First Lien Notes nominates Rod Phillips and Paul Godfrey and either one of them with full power of substitution as proxyholders. A First Lien Noteholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the applicable voting instruction card received from its broker or other intermediary. Persons appointed as proxyholders need not be First Lien Noteholders.

Subject to any further order of the Court, the vote required to pass the First Lien Noteholders’ Arrangement Resolution is the affirmative vote of at least 66 2⁄3% of the votes cast by First Lien Noteholders present in person or by proxy at the First Lien Noteholders’ Meeting and entitled to vote on the First Lien Noteholders’ Arrangement Resolution. The implementation of the plan of arrangement, which is attached as Appendix F to the Circular, is also subject to approval by the holders of 12.50% senior secured notes of Postmedia Network Inc. due July 15, 2018 (the “Second Lien Noteholders”) at a meeting and the approval of the Court, as well as the satisfaction or waiver of certain other conditions. The Second Lien Noteholders’ meeting is scheduled to be heard at 9:30 a.m. (Toronto time) on September 7, 2016 at 333 Bay Street Suite 3400, Toronto, Ontario M5H 2S7.

DATED at Toronto, Ontario, this 5th day of August, 2016.

By Order of the Board of Directors of Postmedia Network Inc.

Paul Godfrey (signed)
President and Chief Executive Officer

If you are a non-registered First Lien Noteholder and you receive these materials through your broker, custodian, nominee or other intermediary, you should follow the instructions provided by your broker, custodian, nominee or other intermediary in order to vote your First Lien Notes.  If you are a registered First Lien Noteholder, whether or not you are able to be present at the First Lien Noteholders’ Meeting you are requested to vote following the instructions provided on the appropriate voting instruction card or proxy using one of the available methods. In order to be effective, proxies or voting information forms, as applicable, must be received by Computershare Trust Company of Canada prior to 12:00 p.m. (Toronto time) on September 2, 2016 (or, in the event that the First Lien Noteholders’ Meeting is adjourned or postponed, prior to 12:00 p.m. (Toronto time) on the business day prior to the date fixed for the adjourned or postponed First Lien Noteholders’ Meeting) at one of the following addresses:

By Mail:	By Overnight Courier:	By Hand:

Computershare 100 University Avenue, 8th Floor –Proxy Department Toronto, Ontario, M5J 2Y1	Computershare Trust Company of Canada 100 University Avenue, 8th Floor –Proxy Department Toronto, Ontario, M5J 2Y1	Computershare Trust Company of Canada 100 University Avenue, 8th Floor –Proxy Department Toronto, Ontario, M5J 2Y1

If First Lien Noteholders have any questions about obtaining and completing proxies, they should contact Kingsdale Shareholder Services at 1-866-581-0506 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or email at contactus@kingsdaleshareholder.com.

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